ACOMPLIA® (rimonabant) RECOMMENDED FOR APPROVAL
IN THE EUROPEAN UNION

Paris, France, April 28, 2006 – Sanofi-aventis announced today that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) has adopted a positive opinion recommending to grant marketing authorisation in the European Union for ACOMPLIA® (rimonabant 20mg) for the following indication: “As an adjunct to diet and exercise for the treatment of obese patients (BMI > 30kg/m2), or overweight patients (BMI > 27 kg/m2) with associated risk factors, such as type 2 diabetes or dyslipidemia (see section 5.1) .” Section 5.1 of the Summary of Product Characteristics is the section of the labelling where detailed clinical study results supporting the indication are described. Importantly, statements in this section stipulate that half of the observed improvements in HbA1c, HDL cholesterol and triglycerides were beyond that expected from weight loss alone.

ACOMPLIA®, a first-in-class selective CB1 blocker, has been discovered and developed by sanofi-aventis.

The CHMP, comprised of regulators from all European Union countries, gave its positive opinion following a timely one-year review of the ACOMPLIA® application. The recommendation to grant marketing authorization was based on the review of comprehensive efficacy and safety data, including data from the RIO clinical trial program which involved more than 6,600 patients worldwide, studied for up to two years, where it has been demonstrated that rimonabant 20mg/day significantly improved weight and waist circumference, HbA1c, HDL cholesterol and triglycerides.

“Obesity levels in the European Union have risen significantly in the past decade in the adult population, and this represents a serious public health concern. Specifically, those with abdominal obesity are at the greatest risk of developing type 2 diabetes and heart disease, due to the link between abdominal obesity and other risk factors1,2” said Luc Van Gaal, M.D., Professor of Diabetology, Metabolism and Clinical Nutrition, Antwerp University Hospital, Belgium and Principal Investigator of the RIO Europe trial. “ACOMPLIA® is an innovative, first-in-class treatment which will offer physicians a new approach to managing multiple cardiometabolic risk factors in patients with abdominal obesity who have other conditions such as type 2 diabetes, or unhealthy lipids. We should only use this drug in such patients where there is a real medical need, and not in people who may seek to use it for cosmetic reasons.”

Following completion of the phase III program for rimonabant, sanofi-aventis has embarked on the next chapter in the clinical development of ACOMPLIA®. An extensive program, consisting of a large number of studies including more than 22,000 patients has been designed to further investigate the impact of rimonabant on cardiometabolic disease.3

Investor Relations Department	1
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

The European Commission usually delivers a European marketing authorization subsequent to a positive CHMP opinion within two to three months. Following European marketing authorization, ACOMPLIA® will be available in European Union countries for prescription as a 20mg tablet to be taken once daily. First launches are anticipated during the second half of 2006.

The CHMP has not adopted a positive opinion for ACOMPLIA® in smoking cessation.

About ACOMPLIA®
ACOMPLIA® acts by selectively blocking CB1 receptors found in the brain and in peripheral organs important in glucose and lipid (or fat) metabolism, including adipose tissue, the liver, gastrointestinal tract and muscle.4 CB1 receptor blockade with ACOMPLIA® acts to decrease the overactivity of the endocannabinoid system (EC system).5,6  The EC system is a recently characterised physiological system that includes receptors such as the CB1 receptor and it has been shown to play an important role in regulating body weight and in controlling energy balance, as well as glucose and lipid (or fat) metabolism.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investor Relations Department	2
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

References

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1 http://europa.eu.int/comm/health/ph_determinants/life_style/nutrition/documents/iotf_en.pdf International Obesity Taskforce EU Platform Briefing Paper, March 2005. Last accessed April 26, 2006.
2 Ford ES, et al. Trends In Waist Circumference Among U.S. Adults. Obesity Research. 2003;11(10):1229.
3 Clinical Trials.gov. U.S. National Institutes of Health. Available at: http://www.clinicaltrials.gov/ct/action/GetStudy;jsessionid=4945956123EB403C45A617F376D721EF. Last accessed April 19, 2006.
4 Pagotto U. Pasquali R. Fighting obesity and associated risk factors by antagonising cannabinoid type 1 receptors. Lancet. 2005; 365: 1363-64.
5 Van Gaal LF, Rissanen, AM, Scheen AJ, Ziegler O, Rössner S for the RIO-Europe Study Group. Effects of the cannabinoid-1 receptor blocker rimonabant on weight reduction and cardiovascular risk factors in overweight patients: 1-year experience from the RIO-Europe study. Lancet. 2005; 365: 1389-97.
6 Marzo V, et al. Leptin-regulated endocannabinoids are involved in maintaining food intake. Nature. 2001;410:822-825.

Investor Relations Department	3
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com